

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 13, 2010

Troy A. Lyndon, Chief Executive Officer
Left Behind Games Inc.
25060 Hancock Avenue
Suite 103, Box 110
Murrieta, CA 92562

> **Re: Left Behind Games Inc.**
> **Amendment No. 3 to Preliminary Information Statement on**
> **Schedule 14C**
> **Filed December 13, 2010**
> **File No. 000-50603**

Dear Mr. Lyndon:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via facsimile at (732) 530-9008</u>
Virginia K. Sourlis, Esq.
The Sourlis Law Firm